KBR, Inc.
601 Jefferson Street
Suite 3400
Houston, Texas 77002

March 23, 2007
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
KBR, Inc.
Registration Statement on Form S-4
(File No. 333-141027)
Acceleration Request
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, KBR, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its registration statement on Form S-4 (Registration No. 333-141027) to 10:00 a.m., Washington, D.C. time, on March 27, 2007, or as soon thereafter as is practicable. The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, KBR, INC.
By:	/s/ Michael A. Weberpal
	Name:	Michael A. Weberpal
	Title:	Vice President and Assistant Secretary